SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 0-1437

                           NOTIFICATION OF LATE FILING

(Check one):    |_| Form 10-K           |_| Form 11-K           |_| Form 20-F
                |X| Form 10-Q           |_| Form N-SAR

                For period ended:       March 31, 2004

        |_|  Transition Report on Form 10-K
        |_|  Transition Report on Form 20-F
        |_|  Transition Report on Form 11-K
        |_|  Transition Report on Form 10-Q
        |_|  Transition Report on Form N-SAR

                For the transition period ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:        THE FIRST REPUBLIC CORPORATION OF AMERICA.

Former name if applicable:

Address of principal executive office (Street and Number):      302 Fifth Avenue

City, State and Zip Code:       New York, NY 10001

                                     PART II

                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The registrant cannot file its report on 10-Q for the quarter ended March 31, 2004 on a timely basis because it has encountered difficulties in compiling certain information to be included in the Form 10-Q, including information relating to foreign operations.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Harry Bergman                     212                     279-6100
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         (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               |_| Yes     |X| No

      Form 10Q for the quarter ended December 31, 2003

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               |X| Yes     |_| No

      Registrant anticipates that it will report a loss of approximately $7,100,000 for the nine months ended March 31, 2004 as compared to a loss of $2,361,498 for the nine months ended March 31, 2003. The primary reasons for the increased loss are (i) the establishment of a $5,005,000 loss provision for the apparent theft of inventory, advances due from inventory suppliers and other receivables relating to the domestic seafood operations of Bluepoints Company, Inc. ("Bluepoints"), Registrant's 80.2% subsidiary, (ii) the expensing of $2,055,000 of accumulated interest charges that had previously been accrued under a guaranty relating to a series of loans and investments in Bluepoints made by the Company on behalf of minority shareholders of Bluepoints offset by (iii) approximately $1,750,000 of current and deferred tax benefits primarily relating to the matters referred to in clause (i).

                   THE FIRST REPUBLIC CORPORATION OF AMERICA.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 14, 2004                            By: /s/ Harry Bergman
                                                  ------------------------------
                                                  Name:  Harry Bergman
                                                  Title: President and Treasurer